Exhibit 21.1
Subsidiaries of Arteris, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Arteris Semiconductor Technology (Nanjing) Co., Ltd.	People’s Republic of China
Arteris IP Korea Limited	Korea
Arteris K.K.	Japan
Arteris IP SAS	France
Arteris HK Limited	Hong Kong
Sauternes Merger Sub II, LLC	Delaware